08000374

ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

2008 JAN 24 A 11:02

PTTEP No. 1.910/ 004 /2008

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

January 7, 2008

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

SUPPL

Dear Sir,

Subject: Establishing new subsidiary of PTTEP in the People's Republic of Bangladesh

PTT Exploration and Production Public Company Limited or PTTEP wishes to announce that PTTEP established subsidiary to carry out petroleum exploration and development activities in the People's Republic of Bangladesh with following details.

PTTEP Bangladesh Limited, established on December 14, 2007, with fully paid-up registered capital of US 50,000 dollars, consisting of 50,000 ordinary shares at US 1 dollar each, with 100% shareholding by PTTEP Holding Company Limited (a subsidiary of PTTEP).

Yours sincerely,

Maroot Mrigadat
President

ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

PTTEP No. 1.910/ 003 /2008

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

January 7, 2008
President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Investment in Petroleum Exploration Project in the People's Republic of Bangladesh

PTT Exploration and Production Public Company Limited, or PTTEP, wishes to announce that PTTEP Bangladesh Limited a subsidiary of PTTEP, has entered into farm-in agreement for Blocks 17 and 18, located offshore People's Republic of Bangladesh.

Blocks 17 and 18 cover an area of 13,724 square kilometres in the north of Bengal basin which have been identified to have gas potential. The future joint venture partners will consist of PTTEP Bangladesh Limited with a 30% participation interest, Total E & P Bangladesh (the operator) 30%, Tullow Bangladesh Limited 32%, Okland Bangladesh Limited 4%, and Rexwood Offshore Holdings Limited 4%. The farm-in agreement will become fully effective upon receiving approval from the government of People's Republic of Bangladesh and blocks 17 and 18 partners.

The investment in Bangladesh is another important milestone for PTTEP in expanding its investment base in South Asia, which has high petroleum potential, and considered as the first investment in Bangladesh.

Yours sincerely,

Maroot Mrigadat
President

ทะเบียนเลขที่ / Registration No 0107535000206

No. PTTEP 1.910/007/2008

Finance Department
Tel. 0-2537-4512/0-2537-4611

January 18, 2008

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Drilling Result of Exploration wells, Blocks 433a & 416b in the Algeria Project

Reference is made to PTTEP Algeria Co., Ltd., a subsidiary of PTT Exploration and Production Public Company Limited or PTTEP, which has a 35% participation interest in Algeria onshore blocks 433a & 416b. The other partners consist of PetroVietnam Exploration and Production Corporation (PVEP) as an operator, and SONATRACH (Algeria's national oil company), with a 40%, and 25% participation interest respectively. PTTEP wishes to report the drilling results as follows:

1. MOM-3 exploration well at Blocks 433a & 416b, spudded on September 19, 2007 and was drilled to a total depth of 3,872 meters and encountered two zones of petroleum bearing formation with a total thickness of 30 meters. The flow rate testings (Drill Stem Test – DST) were conducted on two zones, indicating average oil flow rate of 800 barrel per day (API = 48 degree) and natural gas flow rates of approximately 1 million standard cubic feet per day (MMSCFD). The project will expedite the petroleum potential evaluation in MOM prospects in order to enhance additional oil production in the future.

2. HBRO-1 exploration well at Blocks 433a & 416b, spudded on October 14, 2007 was drilled to a total depth of 4,021 meters. It was found that there is less hydrocarbon potential at HBRO-1 for commerciality from the wire line logging evidence. In view of the above results, additional oil flow tests were not conducted. The well was plugged and abandoned

Yours sincerely,

Somkiet Janmaha
Vice President, Geoscience Division
Acting President

END